United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 28, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

28 September 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)
Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
21 Sept 2018	250,900	45.815	46.15	45.918935	New York Stock Exchange (“NYSE”)
21 Sept 2018	100	45.885	45.885	45.885000	CBOE EDGA Equity Exchange (“XDEA”)
24 Sept 2018	8,225	45.4	45.69	45.572777	CBOE BZX Equity Exchange (“BATS”)
24 Sept 2018	3,999	45.395	45.83	45.540410	Boston Stock Exchange (“BSE”)
24 Sept 2018	858	45.395	45.63	45.519802	BATS Global Markets Secondary Exchange (“BYX”)
24 Sept 2018	27,526	45.395	45.89	45.509859	CFX Alternative Trading (“CFX”)
24 Sept 2018	4,469	45.395	45.955	45.671044	IEX (“IEXG”)
24 Sept 2018	154,411	45.39	45.96	45.608426	NASDAQ
24 Sept 2018	100	45.65	45.65	45.650000	NYSE - National Exchange (“NSX”)
24 Sept 2018	35,576	45.39	45.95	45.511776	NYSE
24 Sept 2018	21,805	45.4	45.81	45.571973	OTC Markets (“OTC”)
24 Sept 2018	2,412	45.4	45.92	45.629975	NYSE Arca (“PSE”)
24 Sept 2018	619	45.4	45.65	45.485541	XDEA

24 Sept 2018	1,000	45.52	45.81	45.623000	CBOE EDGX Equity Exchange (“XDEX”)
25 Sept 2018	6,766	45.42	45.78	45.532550	BATS
25 Sept 2018	13,248	45.44	45.79	45.545045	BSE
25 Sept 2018	3,050	45.47	45.785	45.565820	BYX
25 Sept 2018	16,694	45.44	45.775	45.589110	CFX
25 Sept 2018	2,800	45.415	45.76	45.490357	IEXG
25 Sept 2018	177,461	45.4	45.79	45.605465	NASDAQ
25 Sept 2018	469	45.51	45.67	45.560661	NSX
25 Sept 2018	12,800	45.43	45.78	45.547773	NYSE
25 Sept 2018	35,569	45.43	45.79	45.603470	OTC
25 Sept 2018	100	45.42	45.42	45.420000	Nasdaq PSX (“PHLX”)
25 Sept 2018	2,907	45.42	45.73	45.539453	PSE
25 Sept 2018	676	45.44	45.67	45.593284	XDEA
25 Sept 2018	3,460	45.43	45.65	45.511734	XDEX
26 Sept 2018	3,844	45.59	45.87	45.798020	BATS
26 Sept 2018	1,620	45.78	45.87	45.824444	BSE
26 Sept 2018	1,612	45.57	45.86	45.787122	BYX
26 Sept 2018	3,200	45.59	45.87	45.752031	CFX
26 Sept 2018	5,700	45.64	45.87	45.678421	IEXG
26 Sept 2018	108,557	45.39	45.9	45.757815	NASDAQ
26 Sept 2018	100	45.83	45.83	45.830000	NSX
26 Sept 2018	13,104	45.63	45.87	45.796760	NYSE
26 Sept 2018	22,848	45.19	45.87	45.725532	OTC
26 Sept 2018	3,561	45.59	45.87	45.784201	PSE
26 Sept 2018	110	45.82	45.82	45.820000	XDEA
26 Sept 2018	744	45.8	45.87	45.857258	XDEX
27 Sept 2018	5,675	45.64	45.85	45.761278	BATS
27 Sept 2018	5,820	45.64	45.94	45.731280	BSE
27 Sept 2018	300	45.75	45.78	45.770000	BYX
27 Sept 2018	10,509	45.65	45.885	45.761934	CFX
27 Sept 2018	1,000	45.655	45.89	45.733000	IEXG
27 Sept 2018	11,192	45.64	45.93	45.759740	NASDAQ
27 Sept 2018	200	45.78	45.78	45.780000	NSX
27 Sept 2018	141,012	45.64	45.96	45.778401	NYSE
27 Sept 2018	34,171	45.64	45.94	45.744887	OTC
27 Sept 2018	4,921	45.69	45.96	45.768643	PSE
27 Sept 2018	200	45.71	45.75	45.730000	XDEA
27 Sept 2018	1,000	45.67	45.81	45.750000	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Date[s] of purchases:	21, 24, 25, 26 and 27 September 2018
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4211/180928_Weekly_Buyback_Programme_indiv_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 7890 123911

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 28, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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